SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            PICK Communications Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    74157D8
                                 (CUSIP Number)

                                  Greg Manning
                           Greg Manning Auctions, Inc.
                               775 Passaic Avenue
                         West Caldwell, New Jersey 07004
                                 (973) 882-0004
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  May 28, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



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                                  SCHEDULE 13D

                                CUSIP No. 74157D8

1)    NAME OF REPORTING PERSON
                  Greg Manning Auctions, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  22-2365834

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [ ]                  (b) [ ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
         WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF                                   7)  SOLE VOTING POWER
SHARES BENEFICIALLY                                  1,227,289 (See item 5)
OWNED BY
EACH REPORTING                              8) SHARED VOTING POWER
PERSON WITH                                          Not Applicable

                                            9)    SOLE DISPOSITIVE POWER
                                                      1,227,289 (See Item 5)

                                            10)   SHARED DISPOSITIVE POWER
                                                       Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,289 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%

14)   TYPE OF REPORTING PERSON
         CO


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Schedule 13D

Item 1.           Security and Issuer

The class of equity securities to which this Amendment to Statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock") of PICK Communications Corp. (the "Company"). Principal executive offices of the Company are located at 115 Route 46 West, Suite A2, Mountain Lakes, New Jersey 07046.

Item 2.           Identity and Background

         (a)   Greg Manning Auctions, Inc.

         (b)   State of Organization:  New York

                Address:   Greg Manning Auctions, Inc.
                           775 Passaic Avenue
                           West Caldwell, New Jersey 07006

         (C)   Principal Business Activity:
                           Specialty auction house for stamps,  sports cards and
other collectibles.

         (d) - (e) During the last five years, Greg Manning Auctions, Inc. has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration

         An aggregate of $250,000 was originally paid for the Common Stock. The sum was paid from the working capital of the Company.

Item 4.           Purpose of Transaction

         The Common Stock was acquired and sold by Greg Manning Auctions, Inc. for investment purposes.

Item 5.           Interest in Securities of the Issuer

(a) On September 14, 1995, Greg Manning Auctions, Inc. acquired 4,500,000 shares of Common Stock, representing approximately 13.1% of the Common Stock.

(b) On December 15, 1995, Greg Manning Auctions, Inc. sold 27,711 shares of Common Stock in a private transaction to an unrelated third party, resulting in aggregate net proceeds of $81,704.

(C) On February 5, 1996, Greg Manning Auctions, Inc. sold 360,000 shares of Common Stock in a private transaction to an unrelated third party, resulting in aggregate net proceeds of $1,008,000.

(d) Greg Manning Auctions, Inc. sold in the market the following shares of Common Stock (aggregating 2,885,000 shares) on the following dates at the then-current market price, resulting in aggregate net proceeds of $1,483,594:

                             5/4/98    50,000
                             5/6/98   300,000
                             5/7/98    20,000
                            5/14/98    20,000
                            5/18/98     5,000
                            5/28/98    10,000
                           06/01/98    10,000
                           06/05/98    50,000
                           06/08/98    15,000
                           06/10/98    25,000
                           06/16/98   500,000
                           06/16/98   250,000
                           06/16/98    50,000
                           06/18/98   150,000
                           06/19/98   200,000
                           06/22/98    25,000
                           06/24/98    50,000
                           07/15/98    25,000
                           07/16/98    15,000
                           07/21/98    50,000
                           07/22/98    35,000
                           07/23/98    10,000
                           07/28/98    15,000
                           07/30/98   200,000
                           07/31/98   125,000
                           08/19/98    20,000
                           08/20/98    40,000
                           08/21/98   100,000
                           08/25/98    20,000
                           08/27/98    50,000
                           08/31/98   100,000
                           09/08/98   100,000
                           09/21/98    75,000
                           10/05/98   125,000
                           10/07/98    50,000

Accordingly, at the date hereof, Greg Manning Auctions, Inc. beneficially owns an aggregate of 1,227,289 shares, representing approximately 2.8% of the Common Stock.


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SIGNATURES

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 4, 1998


                                            GREG MANNING AUCTINS,  INC.


                                            /s/ Greg Manning
                                            Greg Manning
                                            Chairman, President and
                                            Chief Executive Officer


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SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS
GREG MANNING AUCTIONS, INC. ("GMAI")

The name and present principal occupation or employment of each of the executive officers and directors of GMAI is set forth below. The business address of each such person in c/o GMAI, 775 Passaic Avenue, West Caldwell, new Jersey 07006.

                              Position and Present Principal Occupation or
        Name                               Employment
Greg Manning (1)               Chairman of the Board, President and Chief
                                    Executive Officer of GMAI
William T. Tully, Jr.          Director, Executive Vice President and Chief
                                    Operating Officer of GMAI
James A. Smith                 Chief Financial Officer of GMAI
David C. Graham                Senior Vice President of GMAI
Albertino de Figueiredo        Director of GMAI; Chairman of the Board of Afinsa
                                     Bienes Tangibles S.A. and its subsidiaries
Scott S. Rosenblum             Director of GMAI; Partner of Kramer, Levin,
                                     Naftalis & Frankel, LLP.
Anthony L. Bongiovanni         Director of GMAI; President of Micro Strategies
                                     Inc.
Leon Liebman                   Director of GMAI

(1) Mr. Manning resigned as a director of the Issuer during the year ended June 30, 1997.

During the last five years, no director or officer has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.